Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Freescale Semiconductor, Inc.

We consent to the incorporation by reference in this registration statement on Form S-8 of Freescale Semiconductor, Inc. of our report dated January 18, 2005, with respect to the consolidated and combined balance sheets of Freescale Semiconductor, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated and combined statements of operations, business/stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004, which report appears in the December 31, 2004 annual report on Form 10-K of Freescale Semiconductor, Inc.

Austin, Texas

May 2, 2005